SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	December	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 24, 2012.

Document 1
sonde
RESOURCES

For Immediate Release	December 24, 2012

SONDE RESOURCES CORP.  ANNOUNCES APPROVAL EXTENSION OF NORTH AFRICA EXPLORATORY OBLIGATIONS

CALGARY, ALBERTA--(Marketwire – December 24, 2012) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) confirms that Joint Oil’s Board and General Assembly have approved Sonde to enter the second Exploration Phase extending the exploration work program for the three exploratory wells obligation under the Exploration and Production Sharing Agreement (“EPSA”) to December 2015.

The Amending Agreement to the EPSA provides for a Second Phase Work Program as follows:

●	One Exploratory well must be drilled by the end of each year beginning in 2013 or will be subject to a US $15 million per well penalty; and

●	Sonde will acquire 200 sq. km. of 3D seismic in the “B” subcontract area offshore Libya.

The seismic work is an additional obligation, as permitting did not allow the acquisition to take place during our seismic acquisition in 2012.  Sonde continues to provide a Corporate Guarantee for the US $46.6 million potential penalty for noncompliance.  The Corporate Guarantee declines by US $15 million as each well is drilled and $1.6 million when the 3D seismic is completed.

Jack Schanck, President and CEO, said, “Joint Oil has assisted Sonde by recognizing the increased costs and operational challenges in moving the Zarat Field development and exploratory effort forward by extending our obligations into the second phase of the exploration period.  We are grateful to Joint Oil and its shareholders to allow us to move forward and develop the Block’s potential.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding negotiations with foreign governments and commercial parties. Actual results could differ materially due to a number of factors, including, without limitation, market conditions; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments and foreign commercial parties;  delays or changes in plans with respect to exploration or development projects or capital expenditures; risks affecting Sonde’s ability to execute projects and market oil and natural gas; and the inability to raise additional capital to pursue projects. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information, Please Contact:
Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Investor Relations
Phone: (403) 617-7728
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	December 28, 2012	By:	/s/ Jack W. Schanck
Name: Jack W. Schanck Title: President and Chief Executive Officer